

September 13, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

  Re: The Procter & Gamble Company
     Definitive Additional Materials on Schedule 14A
     Filed September 11 and 12, 2017 by The Procter & Gamble Company
     File No. 001-00434

Dear Mr. Taylor:

  We have reviewed the above-captioned filings, and have the following comment.

1. We direct you to comment 1 of our letter dated August 22, 2017 and your response dated August 23, 2017, wherein you confirmed future solicitations would comply with our comment. We note multiple solicitations filed on September 11, 2017 provide comparative TSR results without disclosing that the categories of component TSRs were calculated using different methodologies. As previously communicated, please ensure that explanatory disclosures accompany the use of comparative TSR percentages if such measures are calculated using different formulaic methodologies. Refer to Rule 14a-9.

2. Six videos have been posted to The Procter & Gamble Company's website, available at https://voteblue.pg.com/our-plan. Please provide us with an analysis of how the registrant has complied with the Rule 14a-6 requirement to electronically file soliciting materials no later than the date they are first sent or given to security holders. Refer also to Rule 304 of Regulation S-T titled "Graphic, image, audio and video material."

3. Please provide us with or disclose the factual foundation for the assertion that Nelson Peltz proposed "to move large parts of Proctor & Gamble out of [the greater Cincinnati] region . . .", or include a corrective statement in the next new filing. To the extent a corrective statement is published, please also indicate the legal impossibility of Mr. Peltz or Trian to unilaterally act to move large parts of the Company away from Cincinnati.

4. Please provide us with or disclose the factual foundation for the assertion that Nelson Peltz is an "activist investor without a record of driving sustained growth . . .", or include a corrective statement in the next new filing.

5. Please provide us with or disclose the factual foundation for the assertion that "[s]everal people [ ] would only speak candidly about their experiences with Mr. Peltz if those discussions were kept confidential, for fear of retribution", or include a corrective statement in the next new filing. In addition, advise us, with a view toward revised disclosure, whether or not the "many directors, CEOs, and others who have worked with Mr. Peltz" specifically articulated the purported "fear of retribution" or if such motivation was publicly offered as an interpretation or speculation by the registrant as to the reason such persons were offered assurance that the discussions would be kept confidential.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Michael J. Aiello, Esq.
        Sachin Kohli, Esq.